                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                              Crystal Oil Company
                        -----------------------------
                                (Name of Issuer)


                        $.06 Senior Convertible Voting
                       Preferred Stock (Non-Cumulative)
                        -----------------------------
                         (Title of Class of Securities)


                                    22938530
                        -----------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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CUSIP No. 22938530                                         13G                                                   Page 2 of 8 Pages
          --------
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1        NAME OF REPORTING PERSON     Base Assets Trust
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     95-6598-256


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [ ]
                                                               (b) [ ]
3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION
         Trust organized under the laws of the State of California

                          5       SOLE VOTING POWER
                                  0
NUMBER OF
SHARES
BENEFICIALLY              6       SHARED VOTING POWER
OWNED BY EACH                     1,199,996
REPORTING
PERSON WITH

                          7       SOLE DISPOSITIVE POWER
                                  0


                          8       SHARED DISPOSITIVE POWER
                                  1,199,996


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,199,996

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         06.6%

12       TYPE OF REPORTING PERSON*
         IC



                      *SEE INSTRUCTION BEFORE FILLING OUT!






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CUSIP No. 22938530                                         13G                                                   Page 3 of 8 Pages
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1        NAME OF REPORTING PERSON Richard D. Baum, as Trustee of the Base
                                  Assets Trust
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [ ]
3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                          5       SOLE VOTING POWER
                                  0
NUMBER OF
SHARES
BENEFICIALLY              6       SHARED VOTING POWER
OWNED BY EACH                     1,199,996
REPORTING
PERSON WITH

                          7       SOLE DISPOSITIVE POWER
                                  0


                          8       SHARED DISPOSITIVE POWER
                                  1,199,996

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,199,996

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         06.6%

12       TYPE OF REPORTING PERSON*
         IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!






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CUSIP No. 22938530                                         13G                                                   Page 4 of 8 Pages
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1        NAME OF REPORTING PERSON Wilbert F. Schwartz, as Trustee of the Base
                                  Assets Trust
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON          ###-##-####

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [ ]
3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                          5       SOLE VOTING POWER
                                  0
NUMBER OF
SHARES
BENEFICIALLY              6       SHARED VOTING POWER
OWNED BY EACH                     1,199,996
REPORTING
PERSON WITH

                          7       SOLE DISPOSITIVE POWER
                                  0

                          8       SHARED DISPOSITIVE POWER
                                  1,199,996

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,199,996

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         06.6%

12       TYPE OF REPORTING PERSON*
         IN



                      *SEE INSTRUCTION BEFORE FILLING OUT!






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CUSIP No. 22938530                                         13G                                                   Page 5 of 8 Pages
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1        NAME OF REPORTING PERSON Thomas Arnold, as Trustee of the Base Assets
                                  Trust
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ###-##-####

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [ ]
3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                          5       SOLE VOTING POWER
                                  0
NUMBER OF
SHARES
BENEFICIALLY              6       SHARED VOTING POWER
OWNED BY EACH                     1,199,996
REPORTING
PERSON WITH

                          7       SOLE DISPOSITIVE POWER
                                  0

                          8       SHARED DISPOSITIVE POWER
                                  1,199,996

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,199,996

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         06.6%

12       TYPE OF REPORTING PERSON*
         IN



                      *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No. 22938530                                         13G                                      Page 6 of 8 Pages
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Item 1(a)        Name of Issuer

                 Crystal Oil Co.

Item 1(b)        Address of Issuer's Principal Executive Offices

                 229 Milam Street, Box 21101
                 Shreveport, LA 71101

Item 2(a)        Name of Person Filing

                 Reference is made to Item 1 of each of the cover pages of this
                 Schedule 13G, which Items are incorporated herein by reference.

Item 2(b)        Address of Principal Business or, if none, Residence

                 The address of the Base Assets Trust is 11400 West Olympic Boulevard, Los Angeles, California 90064 and the address of each of the other reporting persons is in care of the Base Assets Trust.

Item 2(c)        Citizenship

                 Reference is made to Item 4 of each of the cover pages of this
                 Schedule 13G, which Items are incorporated herein by reference.

Item 2(d)        Title of Class of Securities

                 Convertible Senior Preferred Stock

Item 2(e)        CUSIP Number

                 22938530

Item 3           Type of Reporting Person

                 (c)[X] Base Assets Trust, as the liquidating agent of Executive Life Insurance Company In
                 Rehabilitation/Liquidation, is an Insurance Company as defined in Section 3(a)(19) of the Act; the other individual reporting persons, Messrs. Baum, Schwartz and Arnold, are trustees of the Base Assets Trust.

Item 4           Ownership

                 Reference is made to Items 5-9 and 11 of each of the cover pages of this Schedule 13G, which Items are incorporated herein by reference.






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CUSIP No. 22938530                                        13G                                                   Page 7 of 8 Pages
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                 This statement is filed to reflect a change in the trustees of the Base Assets Trust.  Pursuant to the Amended and Restated
                 Trust Agreement dated May 6, 1994, certain individual trustees replaced Aurora National Life Assurance Company, the former trustee of the Base Assets Trust.  No change has occurred in the ownership of securities held by Base Assets Trust that are the subject of this Statement.

Item 5   Ownership of Five Percent or Less of a Class

                 Not applicable.

Item 6   Ownership of More than Five Percent on Behalf of Another Person

                 To the knowledge of the reporting persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the $.06 Senior Convertible Voting Preferred Stock (Non-Cumulative).

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                 Not applicable.

Item 8   Identification and Classification of Members of the Group

                 Not applicable.

Item 9   Notice of Dissolution of Group

                 Not applicable.

Item 10  Certification

                 By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.






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CUSIP No. 22938530                                         13G                                                   Page 8 of 8 Pages
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Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: February 14, 1995

                                    BASE ASSETS TRUST
                                    U/A/D September 3, 1993, as amended and
                                    restated May 6, 1994


                                    By:  _______________________________________
                                         RICHARD D. BAUM, Trustee

                                    By:  _______________________________________
                                         WILBERT F. SCHWARTZ, Trustee


                                    By:  _______________________________________
                                         THOMAS ARNOLD, Trustee